Exhibit 99.1
FORM 51-102F3
Material Change Report
Item 1	Name and Address of Company

Gerdau Ameristeel Corporation 1801 Hopkins Street South Whitby, Ontario L1N 5T1

Item 2	Date of Material Change

September 14, 2007.

Item 3	News Release

The attached news release was issued through Canada NewsWire on September 14, 2007.

Item 4	Summary of Material Change

On September 14, 2007, Gerdau Ameristeel Corporation (“Gerdau Ameristeel”) announced that it had completed its previously announced acquisition of Chaparral Steel Company (“Chaparral”) for US$86.00 per share in cash. Chaparral’s shareholders approved the transaction at a special shareholder meeting on September 12, 2007.

Item 5	Full Description of Material Change

On September 14, 2007, Gerdau Ameristeel announced that it had completed its previously announced acquisition of Chaparral for US$86.00 per share in cash. Chaparral’s shareholders approved the transaction at a special shareholder meeting on September 12, 2007.

On July 10, 2007, Gerdau Ameristeel announced that it had reached an agreement to acquire Chaparral, the second largest producer of structural steel products in North America. Chaparral operates two mini-mills, one located in Midlothian, Texas, and the other located in Dinwiddie County, Virginia. Chaparral employs approximately 1,400 employees and has an annual installed capacity of 2.8 million tons. The combined company is the second largest structural steel producer in North America.

Gerdau Ameristeel’s acquisition of Chaparral is being financed, in part, by a US$1,150,000,000 Bridge Loan Facility and a US$2,750,000,000 Term Loan Facility which have been provided by two separate international syndicates of banks, each arranged by ABN AMRO Bank N.V., HSBC and J.P. Morgan

Securities, Inc. Subsidiaries of Gerdau Ameristeel are the borrowers under the facilities.

The Bridge Loan Facility matures 90 days from closing (with an option to extend for a further 90 days) and the Term Loan Facility has tranches maturing five and six years from the closing. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers under both credit facilities. The Bridge Loan Facility and the Term Loan Facility are not secured by the assets of Gerdau Ameristeel or its subsidiaries.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Robert E. Lewis, Vice President, General Counsel and Corporate Secretary at (813) 207-2322.

Item 9	Date of Report

September 21, 2007.

Schedule A
Gerdau Ameristeel Announces Completion of Acquisition of
Chaparral Steel Company
TAMPA, FL. — September 14, 2007. Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) announced today that it has completed its acquisition of Chaparral Steel Company, broadening Gerdau Ameristeel’s product portfolio and giving it a full range of structural steel products. Chaparral’s shareholders approved the merger at a special shareholder meeting on Wednesday, September 12, 2007.
On July 10, 2007, Gerdau Ameristeel announced that it had reached an agreement to acquire Chaparral Steel, the second largest producer of structural steel products in North America. Chaparral operates two mini-mills, one located in Midlothian, Texas, and the other located in Dinwiddie County, Virginia. Chaparral employs approximately 1,400 employees and has an annual installed capacity of 2.8 million tons. The combined companies now become the second largest structural steel producer in North America.
“Today is a defining moment in the history of our company. This solidifies our position as one of the major steel producers in our region with a major market position in structural steel products in addition to rebar and merchant bar products,” said Mario Longhi, President and CEO, Gerdau Ameristeel. “We are excited to offer our customers the broadest range of long steel products in the mini-mill sector.”
“The completion of this acquisition confirms our global strategy of being on of the consolidators in the steel industry,” says André Gerdau Johannpeter, CEO of the Gerdau Group. “We are confident that the growth of our North American operations will add value and bring benefits for our customers, shareholders, employees and the communities in which we operate.”
Gerdau Ameristeel’s acquisition of Chaparral Steel Company is being financed, in part, by a US$1,150,000,000 Bridge Loan Facility and a US$2,750,000,000 Term Loan Facility which have been provided by two separate international syndicates of banks, each arranged by ABN AMRO Bank N.V., HSBC and J.P. Morgan Securities, Inc. Subsidiaries of Gerdau Ameristeel are the borrowers under the facilities.
The Bridge Loan Facility matures 90 days from closing (with an option to extend for a further 90 days) and the Term Loan Facility has tranches maturing 5 and 6 years from the closing. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers under both credit facilities. The Bridge Loan Facility and the Term Loan Facility are not secured by the assets of Gerdau Ameristeel or its subsidiaries.
About Gerdau Ameristeel
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-

mill), 19 scrap recycling facilities and 53 downstream operations, Gerdau Ameristeel serves customers throughout North America. The company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Exchange and the Toronto Stock Exchange under the symbol GNA.
Gerdau Ameristeel is 67% owned by Gerdau S.A.
About Gerdau Group
Gerdau Group is the leader in the production of long steel products in the Americas and ranks as the 14th largest steelmaking company worldwide. It has approximately 35,000 employees and is present in thirteen countries: Argentina, Brazil, Canada, Chile, Colombia, Dominican Republic, India, Mexico, Peru, Spain, the United States, Uruguay and Venezuela. Gerdau Group has an annual installed capacity of 20.2 million metric tons of steel and is one of the largest recyclers in the Americas. With more than 100 years of history, it has taken a path of international growth in line with the steelmaking consolidation process. The Gerdau Group companies have stock listed on the Sao Paulo (Bovespa: GGBR4, GGBR3, GOAL4 e GOAL3) New York (NYSE: GNA, GGB), Toronto (GNA) and Madrid (Latibex: XGGB) stock exchanges.
Forward Looking Statements
This press release contains forward looking statements with respect to Gerdau Ameristeel Corporation, including its business operations, strategy, financial performance, and condition. Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, risk related to completing the transaction, and general economic and market factors, including demand for steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.
For additional financial and investor information, visit www.gerdauameristeel.com.
Contact
Chief Financial Officer
Barbara Smith
(813) 319 4324
BAsmith@gerdauameristeel.com
Media Relations
Steven Hendricks
(813) 319 4858
SThendricks@gerdauameristeel.com